UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,444
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 146,444
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,4441
	8	SHARED VOTING POWER 71,6092
	9	SOLE DISPOSITIVE POWER 389,4441
	10	SHARED DISPOSITIVE POWER 71,6092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,4441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%1
14	TYPE OF REPORTING PERSON IA

1 Because Riley Investment Management LLC has sole investment and voting power over 146,444 Shares held by Riley Investment Partners, L.P. and 243,000 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.

2 Riley Investment Management LLC has shared voting and dispositive power over 71,609 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,5431
	8	SHARED VOTING POWER 71,6092
	9	SOLE DISPOSITIVE POWER 482,5431
	10	SHARED DISPOSITIVE POWER 71,6092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,5431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%1
14	TYPE OF REPORTING PERSON IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC, Mr. Riley may be deemed to have beneficial ownership of the 146,444 Shares held by Riley Investment Partners, L.P., and the 243,000 Shares held in managed accounts by its investment advisory clients.  Includes 93,099 Shares held by Bryant and Carleen Riley.

2 Riley Investment Management LLC has shared voting and dispositive power over 71,609 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 125,0001
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IA, IN, OO

1 See Item 5.

CUSIP NO. 92931L203

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Shares”), of WPCS International Incorporated (the “Issuer”).  The address of the principal executive offices of the Issuer is One East Uwchlan Avenue, Suite 301, Exton, Pennsylvania 19341.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Lloyd I. Miller, III (“Mr. Miller”), is added as a Reporting Person.  The principal occupation of Mr. Miller is investing assets held by or on behalf of his family and his principal business address is 4550 Gordon Drive, Naples, Florida 34102.

(d)           Mr. Miller has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Miller has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Miller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Riley Investment Partners, L.P. (“RIP”) and by B. Riley & Co., LLC (“BRC”), were acquired with working capital.  The Shares owned by certain managed accounts of Riley Investment Management LLC (“RIM”) and by Mr. Riley were acquired with affiliated funds and personal funds.  The aggregate purchase price of the 554,152 Shares beneficially owned in the aggregate by RIP, RIM, Mr. Riley and the investment advisory clients is approximately $1,682,597.

Each of RIP, RIM and BRC effects purchases of securities primarily through margin accounts maintained for it with prime brokers or other custodians, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' or custodians' credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996.  All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II.  The aggregate purchase price for the Shares held by Milfam II was $383,707.23.

CUSIP NO. 92931L203

Item 4.	Purpose of Transaction.

The third paragraph of Item 4 is amended and restated to read as follows:

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares, selling some or all of their shares, engaging in short selling of or any hedging or similar transaction with respect to the shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of March 15, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 17, 2010.

(a)           As of the close of business on March 24, 2010, RIP beneficially owned 146,444 Shares, representing approximately 2.1% of the Shares outstanding.

As of the close of business on March 24, 2010, RIM beneficially owned 243,000 Shares held in certain managed accounts of its investment advisory clients, representing approximately 3.5% of the Shares outstanding.  RIM, as the general partner of RIP, may be deemed to beneficially own the 146,444 Shares beneficially owned by RIP, representing approximately 2.1% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 389,444 Shares beneficially owned by RIM, representing approximately 5.6% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts and beneficially owned by RIP, except to the extent of their pecuniary interest therein.

As of the close of business on March 24, 2010, Mr. Riley directly owned 93,099 Shares, representing approximately 1.3% of the Shares outstanding.

As of the close of business on March 24, 2010, Mr. Miller may be deemed to beneficially own 125,000 Shares, representing approximately 1.8% of the Shares outstanding.  As of the date hereof, 125,000 of such beneficially owned Shares are owned of record by Milfam II.

CUSIP NO. 92931L203

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D and Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over the Shares beneficially owned by RIP and held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except RIM’s advisory clients are entitled to any dividends or proceeds paid with respect to Shares held by such persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 25, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Riley Investment Partners, L.P., Riley Investment Management LLC, B. Riley & Co., LLC, Bryant R. Riley and Lloyd I. Miller, III, dated March 25, 2010.

CUSIP NO. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By:	Riley Investment Management LLC, its general partner

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO, LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

CUSIP NO. 92931L203

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

RILEY INVESTMENT PARTNERS, L.P.

None

RILEY INVESTMENT MANAGEMENT, LLC
(Through Managed Accounts)

Common Stock	13,821	3.0530	03/22/2010
Common Stock	32,550	3.0731	03/23/2010
Common Stock	25,238	3.1583	03/24/2010

B. RILEY & CO., LLC

Common Stock	(93,099)1	3.1400	03/18/2010

BRYANT R. RILEY

Common Stock	93,0992	3.1400	03/18/2010

LLOYD I. MILLER, III

Common Stock	69,5203	3.0958	03/19/2010
Common Stock	55,4803	3.0369	03/22/2010

1 Shares were transferred to Bryant R. Riley, an affiliate of B. Riley & Co., LLC, in a cross transaction.
2 Shares were acquired from B. Riley & Co., LLC, an affiliate of Bryant R. Riley, in a cross transaction.
3 Transaction made by Milfam II.